SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report regarding the addition of Woori SB Tenth Asset Securitization Specialty Co., Ltd.

as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On June 27, 2008, Woori F&I, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., added Woori SB Tenth Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details

•	Name of company: Woori SB Tenth Asset Securitization Specialty Co., Ltd.

•	Financial status:

Total assets (Won)	161,586,000,000	Shareholders’ equity (Won)	41,071,000,000
Total liabilities (Won)	120,515,000,000	Paid-in-capital (Won)	4,107,100,000

•	Primary business: Business activities related to the purchase, management, investment in and disposition of bonds and other instruments pursuant to the Asset Securitization Law

•	Date of inclusion as a second-tier subsidiary: June 27, 2008

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 35

•	Woori SB Tenth Asset Securitization Specialty Co. Ltd is a special-purpose company established under the Asset Securitization Act.

•	Woori F&I’s stake: 50% plus one share (410,711 shares)

•	Peninsula Yugen Sekinin Jigyo Kumiai’s stake: 50% minus one share (410,709 shares)

•

The financial information provided above is current as of June 27, 2008 and reflects the asset transfer. As a result of the KRW 4,097 million increase in capital on June 27, 2008 (number of issued shares: 819,420; face value: KRW 5,000 per share; issue price: KRW 50,000 per share), the total shareholders’ equity increased to KRW 41,071 million and paid-in capital increased to KRW 4,107 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: June 27, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director